Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

June 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Taylor Beech; Dietrich King

Re:	Allego N.V.
Registration Statement on Form F-1
File No. 333-264056

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allego N.V. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Amendment No. 1 to Registration Statement on Form F-1 to become effective on June 6, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Heather Emmel of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310 8849.

Very truly yours, ALLEGO N.V.

By:	/s/ Mathieu Bonnet
Name:	Mathieu Bonnet
Title:	Chief Executive Officer

cc:	Ton Louwers, Allego, N.V.